US$1,000,000,000	Filed pursuant to rule 433
5.250% Senior Notes due 2012	File No. 333-132177
Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	Aa1/AA-/AA+ (Moody’s / S&P / Fitch)

Trade Date:	February 12, 2007

Settlement Date:	February 27, 2007 (T+10 days)

Maturity:	February 27, 2012

Par Amount:	U.S.$1,000,000,000.

Ranking:	Senior

Coupon:	5.250% per annum.

Re-offer Spread to Benchmark:	T5 + 52 basis points

Re-offer Yield:	5.312% per annum

Public Offering Price:	99.731%

Net Proceeds to Citigroup:	Approximately $994,060,000 (before expenses).

Interest Payment Dates:	The 27th day of February and August in each year, with modified following business day convention. The first interest payment date is August 27, 2007.

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	Bear, Stearns & Co. Inc. Goldman, Sachs & Co. Lehman Brothers Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Junior Co-Managers:	Banc of America Securities LLC CastleOak Securities, L.P. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Samuel A. Ramirez & Co., Inc. UBS Securities LLC

CUSIP:	172967 DZ 1

ISIN:	US172967DZ12

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.